UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM SD

 Natus Medical Incorporated
(Exact name of registrant as specified in its charter)

000-33001
(Commission File Number)

Delaware	77-0154833
(State or other jurisdiction of Incorporation)	(I.R.S. Employer Identification No.)

6701 Koll Center Parkway, Suite 120, Pleasanton, CA	94566
(Address of principal executive offices)	(Zip Code)
Drew Davies, 925-223-6700
(Name and telephone number, including area code,
of the person to contact in connection with this report.)

Check the appropriate box to indicate the rule pursuant to which this form is being filed, and provide the period to which the information in this form applies:

[X]	Rule 13p-1 under the Securities Exchange Act (17 CFP 240.13p-1) for the reporting period from January 1 to December 31, 2019.

Section 1 - Conflict Minerals Disclosure

Item 1.01	Conflict Minerals Disclosure and Report
This Conflict Minerals Disclosure of Natus Medical Incorporated (“Natus Medical”) is for the reporting period from January 1, 2019 through December 31, 2019 and is in accordance with Rule 13p-1 promulgated under the Securities Exchange Act of 1934, as amended (“Rule 13p-1”). Please refer to Rule 13p-1, Form SD, and Securities and Exchange Commission Release No. 34-67716 for definitions to the terms used in this Conflict Minerals Disclosure, unless otherwise defined herein. Natus Medical determined that Conflict Minerals were necessary to the functionality or production of certain products that we manufactured or contracted to be manufactured during the 2019 calendar year, although not all Natus Medical products contained Conflict Minerals. Additional details are provided in the Conflicts Minerals Report provided as an exhibit to this Form SD and available on the following website: investor.natus.com.
The information contained on our website is not incorporated by reference into this Form SD or our Conflict Minerals Report and should not be considered part of this report or the Conflict Minerals Report.

Item 1.02	Exhibit
The Conflict Minerals Report described in Item 1.01 is filed as Exhibit 1.01 to this Form SD.

Section 2 - Exhibits

Item 2.01	Exhibits

Exhibit No.	Description
1.01	Conflict Minerals Report for the calendar year ended December 31, 2019.

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the duly authorized undersigned.

NATUS MEDICAL INCORPORATED

By:	/s/ B. Drew Davies	Dated: May 29, 2020
Executive Vice President and Chief Financial Officer

Exhibit Index

Exhibit No.	Description
1.01	Conflict Minerals Report for the calendar year ended December 31, 2019.